Hi Juanita,

We have made changes to our Morgan Stanley & Co. International Plc filed 7R Form and have therefore submitted an updated 7R on our SBSE-A form.

<u>7R Updates:</u>
Updates include Disclosure Question – E
Regulatory Case Information – Non-U.S. Regulator – Office of Gas and Electricity Markets (United Kingdom)

Furthermore, as required, we have submitted all other relevant documentation (without changes):
- Opinion Counsel
- Books & Records
- Custodian
- Foreign Financial Authority.

Please let me know if you have any queries.

Kind regards,
Karen

Karen Fenelon Smith, Vice President
Morgan Stanley | Legal and Compliance
20 Bank Street | Canary Wharf | Floor 10
London, E14 4AD
Phone: +44 20 7677-2414
Karen.Fenelon@morganstanley.com
www.morganstanley.com